SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 AMENDMENT NO. 3

                                 (RULE 14D-100)

          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             LANIER WORLDWIDE, INC.
              -----------------------------------------------------
                       (Name of Subject Company) (Issuer)


                              LW ACQUISITION CORP.
                               RICOH COMPANY, LTD.
--------------------------------------------------------------------------------
                       (Names of Filing Persons (Offeror))


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
    (INCLUDING THE ASSOCIATED PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    51589L105
              -----------------------------------------------------
                      (CUSIP Number of Class of Securities)


                           MASAMI TAKEIRI (PRESIDENT)
                   OR YUKIO MIZUTANI (TREASURER AND SECRETARY)
                              LW Acquisition Corp.,
      5 Dedrick Place, West Caldwell, New Jersey 07006 Tel: (973) 882-2000
--------------------------------------------------------------------------------
      (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)


                                    COPY TO:
                            MARC E. PERLMUTTER, ESQ.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                               Tel: (212) 373-3000

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
         TRANSACTION VALUATION*                        AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
             $256,166,248                                   $51,233.25
--------------------------------------------------------------------------------
* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) 84,768,152 outstanding shares of common stock, par value $.01 per share, of Lanier Worldwide, Inc. (the "Shares"), (ii) the tender offer price of $3.00 per Share and (iii) 2,245,984 options to acquire Shares with an exercise price at less than $3.00 under Lanier Worldwide, Inc.'s Stock Incentive Plan with an aggregate value of $1,861,792. Based on the foregoing, the transaction value is equal to the sum of (1) the product of number of outstanding Shares and $3.00 per Share and (2) the product of (A) 2,245,984 Shares which are subject to options to purchase Shares with an exercise price of less than $3.00 per share and (B) the difference between $3.00 per Share and the exercise price per Share of such options.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount Previously Paid: $51,233.25      Filing Party: LW Acquisition Corp.

     Form or Registration No.: 005-57109     Date Filed: November 8, 2000

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  |X| third-party tender offer subject to Rule 14d-1. |_| issuer tender offer subject to Rule 13e-4.
                  |_| going-private transaction subject to Rule 13e-3. |_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO"), filed with the Securities and Exchange Commission on December 8, 2000 by LW Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly- owned subsidiary of Ricoh Company, Ltd., a Japanese corporation ("Parent"), to purchase any and all of the issued and outstanding shares of common stock, par value $.01 per share (including the associated participating preferred stock purchase rights) (the "Common Stock"), of Lanier Worldwide, Inc., a Delaware corporation (the "Company"), at a purchase price of $3.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 8, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

ITEM 12. EXHIBITS

     Exhibit (a)(1) to the Schedule TO, "Offer to Purchase, dated December 8, 2000" is hereby amended as follows:

o By revising the first paragraph of Section 1 ("Terms of the Offer") to read as follows:

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares which are validly tendered and not withdrawn on or prior to the Expiration Date (as defined below), promptly after the Expiration Date. The term "Expiration Date" means 12:00 midnight, New York City time, on January 8, 2001, unless and until Purchaser (subject to the terms and conditions of the Merger Agreement) shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire prior to the purchase of any Shares by Purchaser.

o By revising the first paragraph of Section 4 ("Acceptance For Payment and Payment For Shares") to read as follows:

         Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn, promptly after the Expiration Date. Purchaser expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any applicable law. If Purchaser desires to delay payment for Shares accepted for payment pursuant to the Offer, and such delay would otherwise be in contravention of Rule 14e-l(c) of the Exchange Act, Purchaser will extend the Offer. See Section 1 of this Offer to Purchase.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                        LW ACQUISITION CORP.


                                        By   /s/  YUKIO MIZUTANI
                                             ----------------------------------
                                             Name:   Yukio Mizutani
                                             Title:  Secretary and Treasurer


                                        RICOH COMPANY, LTD.


                                        By   /s/  MASAMI TAKEIRI
                                             ----------------------------------
                                             Name:   Masami Takeiri
                                             Title:  Managing Director and
                                                     Executive Vice President



December 27, 2000





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